UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                   June 4 2007


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

MISCELLANEOUS

TOTAL NUMBER OF VOTING RIGHTS AND SIZE OF SHARE CAPITAL IN NOVO NORDISK A/S AS OF 1 JUNE 2007

In accordance with Section 17(2) of the Danish Statutory Order on Issuers' Disclosure Obligations, Novo Nordisk is required on 1 June 2007 to publish the total number of voting rights and the size of the share capital in Novo Nordisk A/S.

Please find below a statement regarding the total number of voting rights and size of share capital in Novo Nordisk A/S as of 1 June 2007.


                      NUMBER OF SHARES (NOMINAL VALUE DKK 2)       NOMINAL VALUE (DKK)     NUMBER OF VOTES
A SHARES                                          53,743,600               107,487,200       1,074,872,000
B SHARES                                         283,216,400               566,432,800         566,432,800

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 23,600 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


For further information please contact:
Media:                      Investors:

Outside North America:      Outside North America:
Elin K Hansen               Mads Veggerby Lausten
Tel: (+45) 4442 3450        Tel: (+45) 4443 7919
ekh@novonordisk.com         mlau@novonordisk.com
-------------------         --------------------

                            Hans Rommer
                            Tel: (+45) 4442 4765
                            hrmm@novonordisk.com

In North America:           In North America:
Lori Moore                  Christian Qvist Frandsen
Tel: (+1) 609 919 7991      Tel: (+1) 609 919 7937
lrmo@novonordisk.com        cqfr@novonordisk.com

Stock Exchange Announcement no 15/2007





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 4 2007                             NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer